                       SECURITIES AND EXCHANGE COMMISSSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  Information to be Included in the Statements Filed Pursuant to Rule 13d-1(a)
             and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Covista Communications, Inc.
                   (f/k/a Total-Tel USA Communications, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)

                                   223574 10-4
                                 (CUSIP Number)

                                Warren H. Feldman
                                45A Samworth Road
                                Clifton, NJ 07012
                                 (201) 573-1396
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

      January 2, 2002, February 15, 2002, May 1, 2002, and January 30, 2003

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------------- --------------------------------------------------------------------------------------------
       1         Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                 Warren H. Feldman

---------------- --------------------------------------------------------------------------------------------
       2         Check the Applicable Box if a Member of a Group   (a)
                                                                   (b)

---------------- --------------------------------------------------------------------------------------------
       3         SEC Use Only


---------------- --------------------------------------------------------------------------------------------
       4         Source of Funds

                 PF

---------------- --------------------------------------------------------------------------------------------
       5         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

---------------- --------------------------------------------------------------------------------------------
       6         Citizenship or Place of Organization

                 United States of America
---------------- --------------------------------------------------------------------------------------------
                     7      Sole Voting Power
Number of                              770,800
                 ---------- ---------------------------------------------------------------------------------
Shares               8      Shared Voting Power
                                       375,678
Beneficially     ---------- ---------------------------------------------------------------------------------
                     9      Sole Dispositive Power
Owned by                               770,800
                 ---------- ---------------------------------------------------------------------------------
Each                10      Shared Dispositive Power
                                       375,678
Reporting

Person With
---------------- --------------------------------------------------------------------------------------------
      11         Aggregate Amount Beneficially Owned by Each Reporting Person

                            1,146,478
---------------- --------------------------------------------------------------------------------------------
      12         Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---------------- --------------------------------------------------------------------------------------------
      13         Percent of Class Represented by Amount in Row (11)

                              6.5% *

---------------- --------------------------------------------------------------------------------------------
      14         Type of Reporting Person

                                IN
---------------- --------------------------------------------------------------------------------------------

   * Based on 17,558,710 shares of Common Stock outstanding as of February 10, 2003, as reported on the Issuer's Form 8-K filed with the Securities Exchange Commission on January 30, 2003.

---------------- --------------------------------------------------------------------------------------------
       1         Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

                 Warren H Feldman Family LLC

---------------- --------------------------------------------------------------------------------------------
       2         Check the Applicable Box if a Member of a Group    (a)
                                                                    (c)

---------------- --------------------------------------------------------------------------------------------
       3         SEC Use Only


---------------- --------------------------------------------------------------------------------------------
       4         Source of Funds

                 OO

---------------- --------------------------------------------------------------------------------------------
       5         Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

---------------- --------------------------------------------------------------------------------------------
       6         Citizenship or Place of Organization

                 United States of America
---------------- --------------------------------------------------------------------------------------------
                     7      Sole Voting Power
Number of                             0
                ---------- ---------------------------------------------------------------------------------
Shares               8      Shared Voting Power
                                      375,678
Beneficially    ---------- ---------------------------------------------------------------------------------
                     9      Sole Dispositive Power
Owned by                              0
                ---------- ---------------------------------------------------------------------------------
Each                10      Shared Dispositive Power
                                      375,678
Reporting

Person With
---------------- --------------------------------------------------------------------------------------------
      11         Aggregate Amount Beneficially Owned by Each Reporting Person

                            375,678
---------------- --------------------------------------------------------------------------------------------
      12         Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---------------- --------------------------------------------------------------------------------------------
      13         Percent of Class Represented by Amount in Row (11)

                               2.1% *

---------------- --------------------------------------------------------------------------------------------
      14         Type of Reporting Person

                                OO
---------------- --------------------------------------------------------------------------------------------


   * Based on 17,558,710 shares of Common Stock outstanding as of February 10, 2003, as reported on the Issuer's Form 8-K filed with the Securities Exchange Commission on January 30, 2003.

                                  Schedule 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer"). The Issuer's principal executive offices are located at 150 Clove Road, 8th Floor, Little Falls, NJ 07424.

Item 2.  Identity and Background

         (a) Warren H. Feldman and The Warren H Feldman Family L.L.C., a New Jersey limited liability company, are, together, the "Reporting Persons." The managers of The Warren H Feldman Family L.L.C. are Warren H. Feldman and Esther Feldman.

         (b) The Feldman Charitable Foundation is a New Jersey Charitable Foundation. The Trustees include Warren Feldman and Sol Feldman. The business address of The Feldman Charitable Foundation is 45A Samworth Road, Clifton, NJ 07012.

         (c) The residence of Warren H. Feldman and Esther Feldman and the business address of The Warren H Feldman Family L.L.C is 45A Samworth Road, Clifton, NJ 07012.

         (d) Warren H. Feldman's principal occupation is an investor, and his activities are conducted on his own behalf and not on behalf of any corporation or other employer. Esther Feldman's principal occupation is a homemaker. The Warren H Feldman Family L.L.C.'s principal business is holding assets of the family of Warren H. Feldman.

         (e)      Not applicable

         (f)      Not applicable

         (g)      United States of America

Item 3.  Source of Amount of Funds or Other Consideration

         Warren H. Feldman purchased 2,000 shares of Common Stock on May 1, 2002, for total consideration of $7,960 with personal funds.

         Warren H. Feldman purchased 50,000 shares of Common Stock on January 30, 2003, for total consideration of $143,350 with personal funds.

         The Warren H Feldman Family L.L.C. sold 1,000 shares of Common Stock on January 2, 2002, for total consideration of $9,246.69.

         The Warren H Feldman Family L.L.C. sold 2,800 shares of Common Stock on February 15, 2002, for total consideration of $18,950.80.


Item 4.  Purpose of Transaction

         The shares of Common Stock held by the Reporting Persons are held solely for investment purposes. The Reporting Persons have no plans or proposals which relate to, or would have any of the results set forth in, sections (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer

         (a) Warren H. Feldman is the record and beneficial owner of 770,800 shares of Common Stock. The Warren H Feldman Family L.L.C. is the record owner of 375,678 of Common Stock. As manager and member of The Warren H Feldman Family L.L.C., Warren H. Feldman may be deemed to be the beneficial owner of shares held by it. The Warren H Feldman Family L.L.C. expressly disclaims beneficial ownership of shares of Common Stock held by Warren H. Feldman, individually. The shares of Common Stock which the Reporting Persons own represent approximately 6.5% of the shares of Common Stock outstanding as of February 10, 2003 (based on 17,558,710 shares of Common Stock outstanding as of January 30, 2003, as reported on the Issuer's Form 8-K filed with the Securities Exchange Commission on January 30, 2003).

         (b) The number of shares of Common Stock to which the Warren H. Feldman has sole and shared power to vote and as to which The Warren H Feldman Family L.L.C. has shared power to vote is:


                  (i)   sole power to vote or to direct the vote:      770,800

                  (ii)  shares power to vote or to direct the vote:    375,678

                  (iii) sole power to dispose or to direct the
                        disposition:                                   770,800

                  (iv)  shared power to dispose or to direct the
                        disposition:                                   375,678


         (c)      Not applicable

         (d)      Not applicable

         (e)      Not applicable

         (f)      Not applicable

         (g)      Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable

Item 7.  Material to be Filed as Exhibits

         Exhibit 7.1 Joint Filing Agreement with respect to the filing of this Amendment No. 3.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 7, 2003

                                          /s/ Warren Feldman
                                          --------------------------
                                          Warren Feldman


                                          The Warren H Feldman Family L.L.C.

                                          By:        /s/ Warren H. Feldman
                                                     ----------------------
                                                     Warren H. Feldman, Manager